Filed Pursuant to Rule 424(b)(3)

Registration No. 333-179292-05

SUPPLEMENT dated February 8, 2013

(To Prospectus Supplement dated November 27, 2012

to Prospectus dated September 13, 2012)

$295,885,000 (Approximate)

Sequoia MORTGAGE Trust 2012-6

Mortgage Pass-Through Certificates, Series 2012-6

RWT Holdings, Inc., Sponsor

Redwood Residential Acquisition Corporation, Seller

Sequoia Residential Funding, Inc., Depositor

Sequoia Mortgage Trust 2012-6, Issuing Entity

The prospectus supplement is hereby revised as follows:

1.     The following paragraph shall supplement the information on the cover page of the prospectus supplement:

 The Class A-IO1 Certificates with an aggregate class notional amount of $279,330,285.07 are being sold by the Depositor to RBS Securities, Inc., who will offer the securities from time to time for sale to the public in negotiated transactions or otherwise at varying prices determined at the time of sale. Proceeds to the Depositor from the sale of the Class A-IO1 Certificates to RBS Securities, Inc. will be $8,436,777.56 before deducting expenses.

2.      The Risk Factor entitled “Downgrade of Long-term Ratings of Eurozone Nations May Adversely Affect the Market Value of the Offered Certificates” shall be replaced with the following:

“Downgrade of Long-term Ratings of Eurozone Nations and the United States May Adversely Affect the Market Value of the Offered Certificates

In response to the economic situation facing the European Economic and Monetary Union, or Eurozone, based on factors including tightening credit conditions, higher risk premiums on Eurozone sovereigns and disagreement among European policy makers as to how best to address the declining market confidence with respect to the Eurozone, on January 13, 2012, Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (“S&P”), downgraded the long-term credit ratings on nine members of the Eurozone, including Austria, Cyprus, France, Italy, Malta, Portugal, Slovakia, Slovenia and Spain.

On August 5, 2011, S&P lowered the long-term sovereign credit rating of U.S. Government debt obligations from AAA to AA+. On August 8, 2011, S&P also downgraded the long-term credit ratings of U.S. government-sponsored enterprises. These actions initially had an adverse effect on financial markets and although we are unable to predict the longer-term impact on such markets and the participants therein, it might be materially adverse to the value of the offered certificates.”

3.      The following is added as a new fourth paragraph to the Risk Factor entitled “Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates”:

“The Dodd-Frank Act also prohibits lenders from originating residential mortgage loans unless the lender determines that the borrower has a reasonable ability to repay the loan. Under the Dodd-Frank Act, a lender and its assignees will not have liability under this prohibition with respect to any “qualified mortgage.” The CFPB has issued a final rule, which becomes effective on January 10, 2014, specifying the characteristics of a qualified mortgage for this purpose. Interest-only loans, hybrid mortgage loans and balloon loans, as well as loans with a debt-to-income ratio exceeding 43%, in general do not constitute qualified mortgages. The final rule may result in a reduction in the availability of these types of loans in the future and may adversely affect the ability of mortgagors to refinance mortgage loans included in the mortgage pool. No assurances are given as to the effect of the new rule on the value of your certificates.”

4.      The first paragraph of the Risk Factor entitled “Governmental Actions May Affect Servicing of Mortgage Loans and May Limit the Servicers’ Ability to Foreclose” shall be replaced with the following:

“The federal government, state and local governments, consumer advocacy groups and others continue to urge servicers to be aggressive in modifying mortgage loans to avoid foreclosure, and federal, state and local governmental authorities have enacted and continue to propose numerous laws, regulations and rules relating to mortgage loans generally, and foreclosure actions particularly. For example, the CFPB has released final rules relating to mortgage servicing, which become effective in January 2014, that prohibit a servicer from commencing a foreclosure until a mortgage loan is more than 120 days delinquent. The final rules also require servicers to provide certain notices and follow specific procedures relating to loss mitigation and foreclosure alternatives.”

  The following Risk Factor is added:

“Risks Related to the Potential Elimination or Reduction of the Mortgage-Interest Tax Deduction

The future of the mortgage-interest tax deduction is uncertain as Congress continues to consider ways to implement a long-term deficit reduction plan. Currently, individual taxpayers are permitted to deduct interest paid on mortgage loan balances of up to $1 million for primary and secondary residences (on a combined basis) and on home equity loan balances of up to $100,000. The recently enacted 2012 Taxpayer Relief Act will have the effect of further limiting mortgage-interest tax deductions for certain individuals because it restores the overall limits on itemized deductions applicable to taxpayers with adjusted gross incomes over specified levels commencing in 2013 and eliminates the ability to treat mortgage insurance premiums as interest commencing in 2014. Other proposals for reducing the deficit are expected to be considered by Congress in the coming months. One such proposal would eliminate altogether the tax deduction for interest paid on residential mortgage loans and another would instead cap qualifying mortgage loan balances at $500,000, give homeowners a 12 percent tax credit and eliminate the deduction for second homes and home equity loans. Elimination or further restrictions on the mortgage-interest tax deduction could negatively affect the U.S. housing market, the market value of residential mortgage loans and the certificates.”

6.      The Risk Factor entitled “Risks Associated With Potential New Laws relating to Mortgage Loan Origination or Ownership” shall be replaced in its entirety by the following:

“Risks Associated With Mortgage Loan Origination or Ownership

The Truth in Lending Act provides that subsequent purchasers of mortgage loans originated in violation of certain requirements specified in the Truth in Lending Act may have liability for such violations. As described more fully above under “— Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates,” the CFPB has issued regulations, which become effective in January 2014, specifying the standards for a “qualified mortgage” that would have the benefit of a safe harbor from such liability if certain requirements are satisfied, or a rebuttable presumption from such liability if only certain of these requirements are satisfied. Although the regulations would apply only to mortgage loans originated after the effective date in 2014, many of the mortgage loans expected to be included in the trust fund may not satisfy the requirements for a “qualified mortgage” under either set of requirements. Possible liabilities that could be required to be paid by an assignee of a mortgage loan include actual damages suffered by the borrower, litigation costs, statutory damages and special statutory damages. Various state and local legislatures may adopt similar or more onerous provisions in the future. We are unable to predict how these laws and regulations relating to assignee liability may affect the value of your certificates. In addition, the qualified mortgage rule may adversely affect the market generally for mortgage-backed securities, if investors are not willing to invest in pools of mortgage loans that do not satisfy the qualified mortgage requirements, thereby reducing the liquidity of your certificates.”

7.      The first paragraph of the Risk Factor entitled “Market Exit of Originators and Servicers; Financial Condition of Originators, Servicers and the Seller” shall be replaced with the following:

“The financial difficulties of originators and servicers of residential mortgage loans may be exacerbated by higher delinquencies and defaults that reduce the value of mortgage loan portfolios, requiring originators to sell their portfolios at greater discounts to par. In addition, the costs of servicing an increasingly delinquent mortgage loan portfolio may be rising without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining in these market conditions. Currently, overall origination volumes are down significantly. Many originators and servicers of residential mortgage loans also have been the subject of governmental investigations and litigations, many of which have the potential to impact the financial condition of those financial institutions. In addition, any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers. On January 7, 2013, federal regulators reached an $8.5 billion settlement agreement with ten U.S. banks regarding alleged foreclosure abuses. While none of the servicers servicing mortgage loans included in the mortgage pool are currently subject to the settlement agreement, it is possible that similar settlement agreements will be reached with similar terms. These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers while at the same time decreasing servicing cash flow and loan origination revenues, and in turn may lead to originators or servicers leaving the industry.”

8.      The first two paragraphs of the Risk Factor entitled “Risks Related to Proposed Eminent Domain Mortgage Loan Acquisition” shall be replaced with the following:

“The County Board of Supervisors of San Bernardino, California in 2012 approved a joint exercise of powers agreement among the County of San Bernardino, California, the City of Ontario, California and the City of Fontana, California to establish a joint powers authority (the “Authority”) to implement a program to assist homeowners in those jurisdictions who are obligated on residential mortgage loans with outstanding balances in excess of the market value of the mortgaged properties. The proposed program included authorization for the Authority to acquire any such mortgage loans by voluntary purchase or eminent domain and to modify those mortgage loans to allow homeowners to continue to own and occupy their homes. Although the Authority has since rejected such a program, other local governments, including the City of Chicago, Illinois and the City of Berkeley, California, have taken similar steps to begin to consider how the power of eminent domain could be used to acquire residential mortgage loans.

There is no certainty as to whether any governmental entity will take steps to acquire any mortgage loans under such a program, whether any mortgage loans sought to be purchased will be mortgage loans held in securitization trusts, what purchase price would be paid for any such mortgage loans, and whether governmental entities in addition to those listed above may consider and ultimately pass similar legislation. Any such actions could have a material adverse effect on the market value of residential mortgage-backed securities such as the securities. There is also no certainty as to whether any such action without the consent of investors would face legal challenge, and, if so, the outcome of any such challenge.”

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and the prospectus described above, which should be read in their entirety by anyone considering an investment in the certificates.

Consider carefully the risk factors beginning on page S-14 of the prospectus supplement.

The investments referred to above are not insured or guaranteed by any governmental agency. Offers of these securities are made by prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved these securities or determined if the prospectus supplement listed above or this prospectus supplement are accurate or complete. Any representation to the contrary is a criminal offense.

Underwriter